

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2025

Alessandro Zamboni
Executive Chairman
Nuburu, Inc.
7442 S Tucson Way, Suite 130
Centennial, CO 80112

Re: Nuburu, Inc.
  Draft Registration Statement on Form S-1
  Submitted on August 6, 2025
  CIK 0001814215

Dear Alessandro Zamboni:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Amy Bowler